

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 2, 2024

David Tapolczay
Chief Executive Officer
Conduit Pharmaceuticals Inc.
4581 Tamiami Trail North, Suite 200
Naples, FL 34103

> **Re: Conduit Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2024**
> **File No. 333-283449**

Dear David Tapolczay:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Todd Mason, Esq.